SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 3 0 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

UNIT
SECURITIES ANDE
Washing

09042867

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Meadowmont Village Circle, Suite 429
(No. and Street)

Chapel Hill, (City) NC (State) 27517 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas G. Shugrue (919) 960-0807
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB* 12/2

AB 12/17

OATH OR AFFIRMATION

I, Thomas G. Shugrue, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Capital Markets, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MATTHEW CARTWRIGHT
NOTARY PUBLIC
WAKE COUNTY, NC

Signature

President
Title

Matthew Cartwright MATTHEW CARTWRIGHT
Notary Public EXPIRES 6-3-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carolina Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Carolina Capital Markets, Inc. as of September 30, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carolina Capital Markets, Inc. as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 27, 2009

CAROLINA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2009

ASSETS

Cash	$ 6,918
Receivable from broker/dealers	4,596,597
TOTAL ASSETS	$ 4,603,515

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 545,692
Commissions payable	1,940,320
Total Liabilities	$ 2,486,012
SHAREHOLDERS' EQUITY	
Common stock	$ 234,620
Additional paid-in capital	112,391
Retained earnings	1,770,492
Total Shareholders' Equity	$ 2,117,503
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,603,515

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of The North Carolina Company, was incorporated in the state of North Carolina on February 1, 1994. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Concentration of Risk - All of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUPPLEMENTAL INFORMATION – STATEMENT OF CASH FLOWS

The Company retired the following treasury shares: class A, 10,000 shares; and class B, 15,552 shares.

NOTE 3 - S CORPORATION

Both the Company and the Parent have elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Parent, The North Carolina Company.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions on customers' behalf, involving derivatives and other off-balance sheet financial instruments. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company maintains an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and the Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

In April, 2008 the Company entered into the aforementioned agreement. Under terms of the agreement the Company is required to maintain a $150,000 deposit with the Clearing Broker/dealer. Also, included in the agreement are monthly minimum charges, additional net capital requirements and termination fees to be paid by the Company if this agreement is terminated by the Company prior to the end of the fifth year of the agreement. The Company is also prohibited from entering into other similar agreements without prior written consent from Clearing Broker/dealer.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2009 the Company's net capital and required net capital were $2,117,503 and $165,734 respectively. The Company's ratio of aggregate indebtedness to net capital was 117%.

NOTE 6 - COMMON STOCK

The Company, at September 30, 2009, has the following authorized, issued and outstanding common stock:

Class A, voting, no par value, authorized 400,000 shares, issued and outstanding 40,000 shares	$ 293,275
Class B, non-voting, no par value, authorized 100,000 shares, issued and outstanding 0 shares	-0-
Total	$ 293,275

NOTE 7 - OTHER COMMITMENTS

Operating Leases - Minimum annual rentals under non-cancellable leases for quotation services, expiring at various times through August, 2011, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

Year Ended September 30,	Total
2009	$ 268,320
2010	111,880
Total	$ 380,200

Payments pursuant to the above agreements during the year totaled $200,909.

NOTE 8 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of The North Carolina Company (the Parent).

Pursuant to an agreement (amended effective August 17, 2009) with the Parent, the Company is required to pay the Parent $27,500, at the beginning of each month as reimbursement for certain overhead and operating expenses. Expenses incurred pursuant to this agreement, which total $275,000, as well as additional payments to Parent, are allocated as follows, on the statement of income:

	Monthly, Per Agreement	Allocations Per Statement of Income
Occupancy	$ 5,500	$ 39,000
Communications	1,400	9,600
Business promotion	5,100	68,400
Management fees	500	6,000
Other	15,000	152,000
	$ 27,500	$ 275,000

The Company also incurred an additional $3,049,000 in management fees to Parent.

CAROLINA CAPITAL MARKETS, INC.

SUPPLEMENTAL SIPC REPORT

SEPTEMBER 30, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Carolina Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2009, which were agreed to by Carolina Capital Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 solely to assist you and the other specified parties in evaluating Carolina Capital Markets, Inc.'s compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Carolina Capital Markets, Inc.'s management is responsible for Carolina Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7T with respective cash disbursement records entries (copies of canceled checks) noting no differences;

2) Compared amounts included in the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2009 with the amounts reported in Form SIPC-7T for the period ended September 30, 2009, noting no differences; and

3) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers (reviewed applicable working papers with adjusted trial balance) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 27, 2009

CAROLINA CAPITAL MARKETS, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED SEPTEMBER 30, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 32,725
Less Payments Made:			
	Date Paid	Amount	
	01-12-09	$ 150	
			150
Interest on late payment(s)			
Total Assessment Balance and Interest Due			$ 32,575
Payment made with Form SIPC 7T			$ 32,575

See Accountant's Report

CAROLINA CAPITAL MARKETS, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Total revenue	$ 13,230,208
Additions:	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	140,373
Other	0
Total deductions	$ 140,373
SIPC NET OPERATING REVENUES	$ 13,089,835
GENERAL ASSESSMENT @ .0025 *($150 minimum)*	$ 32,725

See Accountant's Report